

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

Kyle L. Sauers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue
Suite 725
Chicago, Illinois 60054

      **Re:  Echo Global Logistics, Inc.**
      **Form 10-K for the Year Ended December 31, 2017**
      **File No. 001-34470**

Dear Mr. Sauers:

We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Transportation and Leisure